Overview of 7-R Information (Exhibit 99.36) – Amended July 2023

7-R Exhibits (Exhibit 99.36) Contents

- **Copy of NIP CFTC NFA 7-R Current:** Copy of 7-R registration information currently held in NFA ORS system (downloaded from NFA system)

- **Copy of NIP CFTC NFA 7-R December 2012:** Copy of 7-R form submitted to NFA at time of registration in December 2012

- **Copy of UK Securities and Futures Authority Notice:** Copy of UK Securities and Futures Authority Notice relating to Australian Index Arbitrage September 2000 Regulatory Disclosure Matter (referred to in Regulatory Disciplinary section)

- **Copy of UK FSA Final Notice:** Copy of UK FSA Final Notice relating to International Equity Derivatives November 2009 Regulatory Disclosure Matter (referred to in Regulatory Disciplinary section)

- With respect to the entities set out in the auto-populated section "Exempt Foreign Firm Information", Nomura International plc (NIP) does not consider that it has or is "Doing Business With" these entities in the context of NFA Rulebook Bylaw 1101.

Summary of Amendments

- NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.

- Updates to contact details have also been made.